March 30, 2011
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
China Life Insurance Company Limited
Form 20-F for the fiscal year ended December 31, 2009
Dear Mr. Rosenberg:
We refer to your letter, dated February 4, 2011 (the “Comment Letter”), to China Life Insurance Company Limited (the “Company”) containing comments of the Staff of the Securities and Exchange Commission (the “Staff”) relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-31914) (the “2009 Form 20-F”).
The Company is grateful for the comments from the Staff, and has carefully considered the matters raised in the Comment Letter. On behalf of the Company, we have set forth below their response to the Comment Letter.
Comment:
Item 18. Financial Statements
Notes to Consolidated Financial Statements
31 Contingencies, page F-78
1. Provide us with proposed revised disclosure for your 2010 Form 20-F that:
•	Clarifies that what you appear to have recorded for contingent liabilities are what IAS 37 refers to as provisions;

•	Indicates the classes of provisions and provides that disclosures required by paragraphs 84 and 85 of IAS 37; and

•	Indicates the classes of contingent liabilities and provides the disclosures required by paragraph 86 of IAS 37 given your disclosure that there are cases where provisions are not recorded (i.e. the recognition criteria are not met).

Mr. Jim B. Rosenberg	2	March 30, 2011
In addition, you state “No provision has been made for pending lawsuits when the outcome of the lawsuits cannot be reasonably estimated or management believes a loss is not probable.” Paragraph 25 of IAS 37 states that “except in extremely rare cases, an entity will be able to determine a range of possible outcomes and can therefore make an estimate of the obligation...” Please provide us the facts and circumstance supporting those cases where you are not able to reliably estimate the obligation for provisions and contingent liabilities.
Response:
Contingent liabilities disclosed in note 31 to the Company’s financial statements included in the 2009 Form 20-F are not provisions as defined in IAS 37 but are contingent liabilities. In accordance with paragraph 12 of IAS 37, the disclosed contingent liabilities are those that do not meet the recognition criteria and have not been reflected in the Company’s financial statements. In accordance with paragraph 14 of IAS 37, recognition of a “provision” shall meet all three criteria which are: “(a) an entity has a present obligation (legal or constructive) as a result of a past event; (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (c) a reliable estimate can be made of the amount of the obligation”. For pending lawsuits disclosed in note 31, the expected outcome for each lawsuit has not yet advanced to a stage for our legal counsels to believe that the outflow of resources could be probable, and therefore the Company did not recognize any provisions for pending lawsuits. Moreover, the Company did not recognize any provisions at all for the year ended December 31, 2009 and 2008. As a result, paragraphs 84 and 85 of IAS 37 are not applicable. If this remains the case in future filings, disclosure will be made to this effect.
The Company’s contingent liabilities all arose from pending lawsuits, which were disclosed in note 31 to the financial statements included in the 2009 Form 20-F. As of December 31, 2009, the aggregate amount of the contingent liabilities that could be reasonably estimated by the Company was RMB 113 million, which is about 0.00% and 0.05% of the total consolidated assets (RMB 1,226 billion) and shareholders equity (RMB 211,072 million) of the Company at such date, respectively. As a result, the contingent liabilities that could be reasonably estimated by the Company had a negligible adverse impact on the financial position of the Company. Because the nature of each event and the aggregate amount are immaterial, the disclosures required by paragraph 86 of IAS 37 were made to the extent practicable. Other pending lawsuits comprised of claims that could not be reliably estimated as of December 31, 2009. These lawsuits arose from the ordinary course of the Company’s business and are primarily not related to policy claims. These lawsuits could not be reliably estimated, as the plaintiffs’ claims under these lawsuits did not seek any monetary damages and therefore any estimate thereof would be speculative and misleading. In the past, the outcome of such matters has not resulted in any significant damage awards against the Company. For instance, the aggregate amount of actual damage payments made for all pending lawsuits (including those that could be reliably estimated and those that could not be reliably estimated) did not exceed RMB 100 million in either 2009 or 2008, which was less than 1% of the Company’s net profit in each such year. As a result, the Company does not believe including such estimate would be meaningful to the investors and therefore further disclosures required by paragraph 86 of IAS 37 were not made. The Company believes that such omission would not affect the readers of the financial statements in making their investment decisions.

Mr. Jim B. Rosenberg	3	March 30, 2011
In order to accurately disclose the contingent liabilities for pending lawsuits, the Company analyzed each of the pending lawsuits at the end of each fiscal year. Most of these lawsuits involve highly complex issues which are often subject to substantial uncertainties, and therefore the probability of loss and an estimation of damages are difficult to ascertain. Further, based on its past experience, the Company believes that lawsuits made against it in the ordinary course typically have a negligible adverse impact on the financial position of the Company. However, in order to assist the readers of the financial statements to better understand relevant accounting policies of the Company, beginning with the Form 20-F for the fiscal year ended December 31, 2010, the Company will revise the disclosure as follows: “We have been involved in certain lawsuits arising from ordinary course of businesses. In order to accurately disclose the contingent liabilities for pending lawsuits, the Company analyzed all pending lawsuits at the end of each fiscal year. A provision will only be recognized if the management determines, based on third-party legal advice, that we have present obligations and it is probable that an outflow of the Company’s resources embodying economic benefits will be required to settle the obligations, and the Company can make a reliable estimate of the amount of such obligations. Otherwise, the Company will disclose the pending lawsuits as contingent liabilities if the amount of the obligation could be reliably estimated. As at December 31, [ ] and [ ], the Company had additional contingent liabilities the disclosure of which was not practicable, since the amount of the obligations could not be reliably estimated.” In addition, as indicated above, if no provisions had been made by the Company in the financial statement for such year, disclosure will be made to this effect.
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If you have any questions or comments regarding the foregoing, please contact the undersigned at +4420 7786 9010.

Very truly yours,

/s/ James C. Scoville

James C. Scoville